November 29, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York
(File Nos. 333-175720 and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 2 to the Registration Statement.  This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed, and includes other non-material changes.

Please note, we will not be proceeding with the GAWA percentage changes described in the transmittal letter dated September 29, 2011, for Pre-Effective Amendment No. 1 to the Registration Statement.  Instead, the applicable GAWA percentages reflected in this filing are the same percentages that were included in the initial Registration Statement filed on July 22, 2011.

If you have any questions, please contact me at (517) 367-3872, or frank.julian@jackson.com.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alison T. White